[DATASCENSION LETTERHEAD]

August 7, 2008

VIA EDGAR AND TELEFAX
(202) 772-9210

Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 4561

Re:	Datascension, Inc., Form 10-KSB for Fiscal Year Ended December 31, 2007, filed April 15, 2008, File No. 000-29087

Dear Mr. Kronforst:

We are in receipt of your letter to us, dated May 9, 2008, regarding the Form 10-KSB we filed on April 16, 2008 (the “10-KSB”). We thank you for taking the time to review the filing and providing your comments. Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6. Management’s Discussion and analysis or Plan of Operations

Managements’s Discussion and Analysis of Financial Condition and Results of Operations page 25

1. You appear to have experienced material changes from period to period in your revenues and cost of goods sold. We also note that your gross margin appears to have declined substantially from the prior year. However, we noted no substantive discussion regarding the underlying causes of these fluctuations. Please tell us how you considered Item 303(b)(1)(vi) of Regulation S-B.

Item 303(b)(1)(vi) requires the issuer to discuss “the causes for any material changes from period to period in one or more line items of the small business issuer's financial statements”.

Mr. Mark Kronforst
August 7, 2008

The increase of gross revenues and the disproportionate increase in cost of goods sold resulted in a material decrease in gross margins. This is primarily attributable to the Issuer entering into “cost plus” relationships with two of its major clients. The Issuer’s gross margin on its “cost plus” clients is substantially lower than the typical gross margin generated from its other clients.

To address your comment, the following disclosure is being added to the MD&A section of the subject 10-KSB:

For the calendar year ended December 31, 2007, the Company generated $20,260,054 in revenues as compared to $14,780,706 during the calendar year ended December 31, 2006, an increase of $5,479,348 or 37.1%. For the calendar year ended December 31, 2007, the Company’s cost of goods sold was $17,780,061 as compared to $ 10,742,634 during the calendar year ended December 31, 2006, an increase of $7,037,427 or 65.5%. For the calendar year ended December, 31, 2007, the Company generated a gross profit of $2,479,993 compared to $4,038,072 for the calendar year ended December 31, 2006, a decrease of $1,558,079 or 38.6%. The marked increase in revenue and disproportionate increase in cost of goods sold resulted in a marked decrease in gross profit, primarily due to a change in the overall composition of the Company’s customer base. During 2007 as opposed to 2006, the significantly increased its “cost plus” business with several clients, where the margins are typically substantially lower than the margins realized with its traditional clients.

Liquidity and Capital Resources, page 25

2. We note that you believe that your revenues and collections on accounts receivable will provide the basic liquidity needed to operate at current levels over the next twelve months and that you could hold operations at the current level without any need for additional funding. These liquidity disclosures do not appear to sufficiently address your substantial negative working capital position, including current debt obligations totaling approximately $5.2 million, and negative cash flows from operations in the prior two fiscal years. Please tell us how you considered addressing these issues in detail. Refer to Section IV of SEC Release 33-8350.

We have referred to Section IV, as requested and are adding additional detail as requested.

With regard to the substantial negative working capital position, a significant portion of this is indeed the $5.2 million in current debt obligations. This was moved into current debt as the maturity date had technically expired; however, the lenders had indicated that the maturity date would be extended. In April 2008, prior to the filing of the 10-K, an extension was indeed granted to June 2009, and the debt has now been reclassified as long term obligations, thus no longer contributing to the negative working capital position

Mr. Mark Kronforst
August 7, 2008

With regard to the negative cash flow from operations in the prior two fiscal years, note that in the third quarter of 2007, the Company entered into a $2,000,000 line of credit with Comerica Bank. The addition of this $2,000,000 line, combined with the Company’s increased and more timely collection of receivables, provided the Company with the comfort, as of year end, that it would be able to hold operations at its current level for the next 12 months (from year end of 2007).

Item 7. Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity, page F-4

3. We note that you did not include a statement of changes in stockholders’ equity for fiscal year 2006 as required by Item 310(a) of Regulation S-b. Further, your auditor appears to have opined on this missing statement in his audit opinion. Please amend your filing to correct these deficiencies.

The referenced statement was omitted unintentionally from the filing. We have included the statement in the amended filing.

Note 7. Costa Rican Operations – Related Party Transaction

4. Please tell us more about the current relationship between Datascension S.A. and Datascension, Inc. and the significant terms of your plan to merge these entities. As part of your response, provide us with your analysis that supports your decision not to consolidate this entity prior to the merger. Refer to the appropriate accounting guidance that supports your analysis.

The current relationship between the two entities is that Datascension S.A. runs the Costa Rican operations and passes through the costs, with no markup, as well as the revenues to Datascension, Inc. The issuer intends to merge the entities in 2008 by way of a simple transfer of the stock of Datascension, S.A. to Datascension, Inc., by the current shareholders of Datascension, S.A. in exchange for nominal consideration. This stock transfer is intended to occur on or about November 30, 2008.

The Company determined that the accounting guidance did not require a consolidation of Datascension, S.A. into Datascension, Inc., for accounting purposes, prior to the merger.

The analysis as to whether there should have been a consolidation for accounting purposes is governed by FASB Interpretation Guidance No. 46(R) “Consolidation of Variable Interest Entities” (“Fin 46(R)”). The operative provision is paragraph 5 which describes the conditions under which an entity must consolidate (in subsections a. and b. thereof).

Mr. Mark Kronforst
August 7, 2008

a. The current situation does fall within paragraph a. because there is no equity investment at risk.

b. We do consider that the activity is a variable interest entity since the company is the primary beneficiary of the activity. We will absorb or receive a majority of expected losses or returns. The arrangement meets the definition of a variable interest as described in Para. 2.c. of Fin 46(R) since the activity will change with the fair value of the entity’s net assets.

Although there is clearly a consolidation mandated under Fin 46(R), we do not believe that the Company should be required to restate its financial statements for the years ended December 31, 2006 and 2007, as the differences in numbers on a consolidated basis are not material. As a practical matter, the consolidation of the activity would result in substantially the same gross revenues and net income or loss as the present accounting. All of the revenues of the activity are received from the Company. If it were to be consolidated those revenues would be eliminated and the result would be substantially all of the revenues and all of the costs would the same as is presently being reported.

The following table shows the differences in income statement results if the entities had been consolidated.

For the year ended December 31, 2006

Category (from Income Statement)	Unconsolidated	Consolidated	Percentage Difference
Revenues	$14,780,706	$14,780,706	0.000%
Cost of good sold	10,742,634	10,700,768	0.005%
Gross profit	4,038,072	4,079,938	0.010%
Operating expenses	3,725,327	3,725,327	0.000%
Other income (expense)	(1,453,172)	(1,448,929)	0.003%
Net loss before taxes	(1,140,427)	(1,094,318)	0.040%
Net (loss)	(1,140,427)	(1,100,847)	0.040%

For the year ended December 31, 2007

Category (from Income Statement)	Unconsolidated	Consolidated	Percentage Difference
Revenues	$20,260,054	$20,260,054	0.000%
Cost of goods sold	17,780,061	17,733,446	0.003%
Gross profit	2,479,993	2,526,608	0.020%
Operating expenses	2,387,671	2,387,671	0.000%
Other income (expense	(999,633)	(999,417)	0.000%
Net loss before taxes	(907,311	(860,480)	0.005%
Net (loss)	(907,311)	(874,313)	0.040%

Mr. Mark Kronforst
August 7, 2008

Furthermore, an analysis of SAB 99 supports our contention of the immateriality of a restatement of the financial statements on a consolidated basis. The relevant factors set forth in SEC Staff Accounting Bulletin: No. 99 – Materiality are:

•	“whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate”

In this case, the misstatement does arise from an item capable of precise measurement; however, the difference is less than one half of a percent – hardly sufficient to be material even in an item capable of precise measurement

•	“whether the misstatement masks a change in earnings or other trends”

The misstatement does not mask a change in earnings or other trends – in both years, the Company posted a net lost. The same effect will occur even with the consolidation.

•	“whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise”

The misstatement does not hide a failure to meet analysts’ consensus expectations for the enterprise. To the Company’s knowledge, there is no analyst coverage of the Company, so there are no expectations to be met.

•	“whether the misstatement changes a loss into income or vice versa”

The misstatement does not change a loss into income or vice versa.

•	“whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability”

The misstatement does concern the only segment of the Company’s business, but again, the numerical percentage is so small that this should not be an overriding factor.

•	“whether the misstatement affects the registrant's compliance with regulatory requirements”

The Company does not believe that the misstatement, in it of itself, affects the registrant’s compliance with independent regulatory requirements.

•	“whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements”

Mr. Mark Kronforst
August 7, 2008

The misstatement does not affect the registrant’s compliance with loan covenants or other contractual requirements.

•	“whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation”

The misstatement does not have the effect of increasing management’s compensation.

•	“whether the misstatement involves concealment of an unlawful transaction”

The Company does not believe that the misstatement involves concealment of an unlawful transaction.

As demonstrated by the above analysis, most of the factors indicating materiality are not present in the instant situation; therefore, we do not believe a restatement is warranted.

Item 13. Exhibits and Reports on Form 8-K

Exhibit 23. Consent of Experts and Counsel, page 42

We note your exhibit listing refers to the consent of Larry O’Donnell, CPA, P.C. but your filing does not include the consent. Please amend your filing to include the consent if that consent was required.

Consent is not needed, and the reference has been removed from the exhibit list in the Amendment No. 1.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Kronforst
August 7, 2008

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ D. Scott Kincer

D. Scott Kincer

cc: Jolie Kahn, Esq.